Exhibit 3.70

ARTICLES OF ORGANIZATION

OF

KILGORE TRUCKING, LLC

THE UNDERSIGNED, as the sole initial member of the above-named limited liability company, and acting pursuant to the Utah Limited Liability Company Act, hereby adopts the following Articles of Organization in formation of a limited liability company:

ARTICLE I

COMPANY NAME

The name of this limited liability company is Kilgore Trucking, LLC.

ARTICLE II

DURATION OF COMPANY

The company is to exist for a period of ninety-nine (99) years from the date of filing of these Articles of Organization with the Division of Corporations and Commercial Code of the Utah Department of Commerce.

ARTICLE III

COMPANY PURPOSES

The business purpose and object for which this company is organized shall be to conduct any or all lawful business for which limited liability companies may be organized, including, but not limited to, the following:

(a) To acquire, own, hold, lease, mortgage, operate, maintain, sell, dispose of, rent and otherwise deal with personal property, equipment, machines, trucks, automobiles, fork lifts, delivery vehicles, computers, printers and other personal property.

(b) To acquire, own, hold, improve, develop, lease, mortgage, operate, maintain, sell, dispose of, and otherwise deal with real property and any equipment, fixtures, or other personal property that may be used in connection with the operation of real property or business of the company.

(c) Investments of all types.

(d) To acquire, own, hold, use and employ, sell, lease, exchange, transfer and otherwise dispose of, mortgage, lend, pledge and otherwise deal in and with securities of any persons, domestic and foreign firms, associations and corporations, and any government or agency or instrumentality thereof; and while owner of such securities, to exercise any and all rights, powers and privileges in respect thereof.

(e) To acquire by purchase, exchange, lease, hire or otherwise, real property of every kind, character and description whatever, wherever located, and interests of all kinds therein, and (i) to hold, own, develop, improve, manage, operate, let as lessor or sublessor, and mortgage such property; (ii) to sell and exchange such property and interests therein; (iii) to obtain, use, dispose of and deal in and with such property in every other manner, either alone or in conjunction with others, as partners, joint venturers or otherwise; and, (iv) to carry on the business of managing agent, broker, finder, consultant and all other functions in connection therewith.

(f) To transact any and all other businesses for which limited liability companies may be formed under Utah law.

(g) To do each and every thing necessary, suitable, or proper for the accomplishment of any of the purposes or the attainment of any one or more of the objects herein enumerated, or which may at any time appear conducive to or expedient for the protection or benefit of this company, and to do said acts as fully and to the same extent as natural persons might, or could do, in any part of the world as principals, agents, partners, trustees, or otherwise, either along or in conjunction with any other person, limited liability company, partnership (whether limited or general and whether as limited or general partners), association, joint venture, or corporation.

The foregoing paragraphs shall be construed both as objects and powers and shall not be held to limit or restrict in any manner the general powers of the company and the enjoyment and exercise thereof, as conferred by the laws of the State of Utah; and it is intended that the purposes, objects, and powers specified in each of the paragraphs of this ARTICLE III, COMPANY PURPOSES, of these Articles of Organization shall be regarded as independent purposes, objects, and powers.

ARTICLE IV

INITIAL DESIGNATED OFFICE, REGISTERED OFFICE AND AGENT

The address of this corporation’s initial designated office, registered office and the name of its initial registered agent at such address is:

Graden P. Jackson

Strong & Hanni

9 Exchange Place

Sixth Floor, Boston Bldg.

Salt Lake City, Utah 84111

The Division of Corporations and Commercial Code of the Utah Department of Commerce is hereby appointed as the agent of this company for service of process in the event of the resignation of the above agent, or revocation of said agent’s authority, or if said agent cannot be found or served with the exercise of reasonable diligence.

ARTICLE VIII

MANAGER

The company will be managed by a its member, as provided in an Operating Agreement to be executed by the members. The initial member manager shall be Jason Kilgore, who shall serve as manager until its successor is elected and qualified in accordance with the terms and provisions of the Operating Agreement in accordance with the terms of the Operating Agreement to be adopted by the members. If Jason Kilgore dies while being the sole member of Company, the estate of Jason Kilgore shall automatically become the sole member and manager of Company. The business address of said manager is as follows:

1655 W. 1900 N.

Salt Lake City, UT 84116

ARTICLE IX

MEMBERS’ CONTRACTS

No contracts or other transactions between the company and any other entity shall in any way be affected or invalidated by the fact that any of the members of the company are pecuniarily or otherwise interested in, or are members, trustees, partners, directors or officers of such other entity.

Any member individually, or any entity with which any member may be associated, may be a party to or may be pecuniarily or otherwise interested in, any contracts or transactions of the company, provided that the fact that such member or such trust, organization or corporation is so interested shall be disclosed to or shall have been known by the members or a majority thereof.

ARTICLE XI

OPERATING AGREEMENT

The members of the company shall have the right to enter into an Operating Agreement to regulate and manage the affairs of the company in any manner not inconsistent with law or these articles. The power to adopt, alter, amend or repeal the Operating Agreement shall be vested in the members.

ARTICLE XII

DEATH OF SOLE MEMBER

If Jason Kilgore dies while being the sole member of Company, the estate of Jason Kilgore shall automatically become the sole member and manager of Company, such that the death of the sole member shall not cause the automatic dissolution of Company. As provided in the Operating Agreement, the estate shall automatically become a party to the Operating Agreement and the Operating Agreement shall continue to govern the regulation and management of the affairs of the Company so long as the same is not inconsistent with law or these articles. The power to adopt, alter, amend or repeal the Operating Agreement shall continue to be vested in the members.

DATED this 28th day of January, 2003.

REGISTERED AGENT:	MEMBER:

/s/ Graden P. Jackson	/s/ Jason Kilgore
Graden P. Jackson	Jason Kilgore, Managing Member

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